Issuer General Use Free Writing Prospectus

Filed pursuant to Rule 433
Registration Statement No.: 333-226558
Issuer Free Writing Prospectus dated December 8, 2020
Relating to Preliminary Prospectus Supplement dated December 8, 2020

TERM SHEET

CEL-SCI CORPORATION

Public Offering of Common Stock

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the accompanying prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A preliminary prospectus supplement to the accompanying prospectus dated December 8, 2020 has been filed with the Securities and Exchange Commission (SEC) in the United States and contains important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the preliminary prospectus supplement filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it, from Kingswood Capital Markets, Attention: Syndicate Desk, 17 Battery Place, Suite 625, New York, NY 10004, by email at syndicate@kingswoodcm.com, or by telephone at (212) 404-7002.

Issuer:	CEL-SCI Corporation (the “Company”)

Number of Firm Shares:	1,000,000 shares of common stock of the Company (each, a “Share”).

Public price per Share:	$14.65

Option to purchase additional Shares:
The Underwriters (as defined below) will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriters, at any time prior to the day that is the 30th day following the date of the Underwriting Agreement, to purchase up to an additional 150,000 Shares on the same terms and conditions as set forth herein.

Form of Underwriting:
Firm commitment underwriting public offering by way of a prospectus supplement to the Company’s effective “shelf” registration statement (File No. 333-226558) (the “Offering”), subject to a mutually acceptable underwriting agreement containing the customary material adverse effect clauses.

Underwriter:	Kingswood Capital Markets, division of Benchmark Investments, Inc. and Aegis Capital Corp. is acting as the joint book-running managers for the Offering (the “Underwriters”).

Jurisdictions:
No action is being taken in any jurisdiction outside the United States to permit a public offering of the Shares. None of the Shares in this Offering will be offered or sold, directly or indirectly, nor will any offering material or advertisements in connection with the offer and sales of any of the Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

Underwriter’s Fees:
The Company will pay the Underwriter a commission equal to 7.0% of the gross proceeds of the Offering. The Company will reimburse the Underwriter for certain expenses including $65,000 for actual fees and expenses including legal fees, or $25,000 if the offering is not consummated.

Use of Proceeds:
The net proceeds of the Offering will be used to fund the continued development of Multikine and LEAPS, for the expansion of the Company’s manufacturing facility and for other general corporate purposes.

Listing:	Our common stock is listed on the NYSE American under the symbol “CVM.”

Closing Date:	On or about December 11, 2020 or such other date as the Company and the Underwriter mutually agree.